Mr

14040581

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 3 1 2014
Washington DC
405

SEC FILE NUMBER
8-30790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2013 (MM/DD/YY) AND ENDING 01/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC COMMONWEALTH CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Mar West Street, Suite E
(No. and Street)

Tiburon (City) California (State) 94920 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melanie K. Hoffner (415) 435-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David B. Bennett
(Name – *if individual, state last, first, middle name*)

76 Main Street, Suite A (Address) Tiburon (City) California (State) 94920 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melanie K. Hoffner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Commonwealth Corporation, as of January 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California
County of Marin
Subscribed and sworn before me on this 25th day of March, 2014 by Melanie K. Hoffner, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

[signature]
Notary Public

[signature]
Signature

Chief Financial Officer
Title

MICHELE SALINAS
COMM. # 1943171
NOTARY PUBLIC - CALIFORNIA
MARIN COUNTY
MY COMM. EXP. JULY 31, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

8-30790

PACIFIC COMMONWEALTH CORPORATION

COMPARATIVE FINANCIAL STATEMENTS

JANUARY 31, 2014 and 2013

DAVID B. BENNETT
CERTIFIED PUBLIC ACCOUNTANT

PACIFIC COMMONWEALTH CORPORATION

COMPARATIVE FINANCIAL STATEMENTS

January 31, 2014 and 2013

DAVID B. BENNETT
CERTIFIED PUBLIC ACCOUNTANT
76 MAIN STREET, SUITE A
TIBURON, CALIFORNIA 94920
[415] 435-5966

Independent Auditor's Report

To the Stockholder
Pacific Commonwealth Corporation

I have audited the accompanying balance sheets of Pacific Commonwealth Corporation as of January 31, 2014 and January 31, 2013 and the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for each of the two years then ended as filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Pacific Commonwealth Corporation at January 31, 2014 and January 31, 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matters

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Brunner

March 20, 2014

PACIFIC COMMONWEALTH CORPORATION
BALANCE SHEETS
JANUARY 31, 2014 AND 2013

See Accountant's Audit Report

ASSETS

	2014	2013
Cash and equivalents	$ 322,889	$ 325,506
Accounts receivable - affiliate	3,561	3,420
Prepaid expenses	1,095	1,095
Refundable deposits	3,570	3,570
TOTAL ASSETS	$ 331,115	$ 333,591

LIABILITIES AND STOCKHOLDER'S EQUITY

	2014	2013
Income taxes payable	$ -0-	$ -0-
Total Liabilities	-0-	-0-
Common stock, no par value, 10,000 shares authorized, 50 shares issued and outstanding	2,500	2,500
Additional paid-in capital	322,500	322,500
Retained earnings	6,115	8,591
Total Stockholder's Equity	331,115	333,591
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 331,115	$ 333,591

The accompanying notes are an integral part of these financial statements.

PACIFIC COMMONWEALTH CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JANUARY 31, 2014 AND 2013

See Accountant's Audit Report

	2014	2013
FEE INCOME:		
Consulting	$ 12,124	$ 12,506
Total Income	12,124	12,506
OPERATING EXPENSES:		
Administration	1,839	1,836
Automobile	46	72
Dues and subscriptions	-0-	500
Furniture and equipment rental	27	44
Insurance	1,846	2,427
Legal and accounting	5,670	5,500
Office expense	59	59
Postage	77	198
Promotion and entertainment	18	7
Rent	381	364
Registration and assessment fees	2,794	892
Salaries	700	700
Taxes and licenses	15	50
Taxes - payroll	55	63
Telephone	89	82
Travel	543	160
Utilities	6	5
Total Operating Expenses	14,165	12,959
OPERATING INCOME (LOSS)	(2,041)	(453)
OTHER INCOME:		
Interest	365	574
Total Other Income	365	574
NET INCOME BEFORE TAXES	(1,676)	121
TAXES ON INCOME	800	800
NET INCOME AFTER TAXES	(2,476)	(679)
Add: Retained Earnings, beginning of year	8,591	9,270
RETAINED EARNINGS, END OF YEAR	$ 6,115	$ 8,591

The accompanying notes are an integral part of these financial statements.

PACIFIC COMMONWEALTH CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JANUARY 31, 2014 AND 2013

See Accountant's Audit Report

	Common Stock	Paid-in Capital	Retained Earnings	Total
Stockholder's equity, January 31, 2012	$ 2,500	$ 322,500	$ 9,270	$ 334,270
Net income			(679)	(679)
Stockholder's equity, January 31, 2013	2,500	322,500	8,591	333,591
Net income			(2,476)	(2,476)
Stockholder's equity, January 31, 2014	$ 2,500	$ 322,500	$ 6,115	$ 331,115

The accompanying notes are an integral part of these financial statements.

PACIFIC COMMONWEALTH CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 31, 2014 AND 2013

See Accountant's Audit Report

	2014	2013
Cash Flows From Operating Activities:		
Net income	$ (2,476)	$ (674)
Items not affecting cash	-0-	-0-
(Increase) decrease in receivables	(141)	1,962
(Increase) decrease in prepaid expenses	-0-	503
(Increase) decrease in prepaid taxes	-0-	-0-
Increase (decrease) in payables	-0-	-0-
Increase (decrease) in taxes payable	-0-	(103)
Net cash provided (used) by operating activities	(2,617)	1,683
Cash Flows From Investing Activities:		
Net cash provided (used) by investing activities	-0-	-0-
Cash Flows From Financing Activities:		
Net cash provided (used) by financing activities	-0-	-0-
Net Increase (Decrease) in Cash and Equivalents	(2,617)	1,683
Cash and Equivalents at Beginning of the Year	325,506	323,823
Cash and Equivalents at End of the Year	$ 322,889	$325,506

Supplemental Disclosures of Cash Flow Information:

	2014	2013
Cash paid for taxes	$ 800	$ 800
Interest paid on borrowing	$ -0-	$ -0-

The accompanying notes are an integral part of these financial statements.

See Accountant's Audit Report

Note 1 - Summary of Significant Accounting Policies

Description of Operations

Pacific Commonwealth Corporation, the Corporation, operates as a registered securities broker/dealer and financial advisor. Its business activities consist of structuring and underwriting new issue securities, trading securities and providing financial advisory services to public and private sector clients. Pacific Commonwealth Group, Inc., a holding company, owns all of the Corporation's stock.

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition

Fees and commissions are recognized as income when contractual obligations are satisfied and the income is reasonably determinable.

Financial Instruments

For purposes of the statement of cash flows, cash equivalents are short-term highly liquid investments that are readily convertible to a known amount of cash, have an original maturity of 90 days or less, and present an insignificant risk of change in value because of interest rate changes. Cash and cash equivalents are carried at approximate fair value because of the short period to maturity of the instruments.

Income Taxes

Income tax expense may differ from the actual amount payable due to the different treatment of certain items for financial statement purposes and for income tax purposes. The resulting difference, if any, affects the deferred tax asset or liability accounts and represents the net change in deferred income tax expense (benefit).

The Corporation's tax returns are subject to possible examination by the tax authorities. For federal income tax purposes, the tax returns essentially remain open for possible examination for a period of three years, and for state purposes for four years, after their respective filing deadlines.

Subsequent Events

Management has evaluated subsequent events through March 20, 2014 which is the date the financial statements were available to be issued, for events requiring recording or disclosure in the financial statements for the year ended January 31, 2014.

These notes are an integral part of these financial statements.

See Accountant's Audit Report

Note 1 - Summary of Significant Accounting Policies - cont.

Related Party Transactions

The Corporation shares office space with other corporations related through common ownership. Certain costs such as rent, salaries and office expenses are incurred in common by all companies. The Corporation is allocated a share of these monthly expenses based upon management's estimate of the work done by each entity. Management believes this allocation is reasonable and appropriate under the circumstances. The Corporation also receives consulting income from its affiliated corporation. There is no way to determine what the financial condition and results of operations would be if the Corporation operated as an independent company.

Note 2 - Administration

Administration charges reflect amounts paid to the Corporation's parent holding company for operating expenses and charges.

Note 3 - Taxes on Income

The components of the income tax expense account are as follows:

	2014	2013
Federal Income Tax	$ -0-	$ -0-
State Income Tax	800	800
Total Income Tax Expense	$ 800	$ 800

Note 4 - Commitments and Contingencies

The Corporation extended its lease on its present office located in Tiburon, California on October 1, 2013, for an additional year with two one-year options. The minimum lease payment for the remainder of this lease is now $23,800 but as it shares office space with affiliated companies (see Note 1), its actual rental obligation may be substantially less than its contractual obligation.

In the opinion of management there are no pending lawsuits or other contingencies, which will have a material effect on the Corporation's financial position.

Note 5 - Credit Risks and Fair Value of Financial Instruments

The Corporation's financial instruments that are subject to concentration of credit risk consist primarily of cash and cash equivalents.

Cash

The Corporation maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. It believes that it is not exposed to any significant credit risk on cash due to the financial strength of the institutions it maintains its deposits with.

These notes are an integral part of these financial statements.

See Accountant's Audit Report

Note 5 - Credit Risks and Fair Value of Financial Instruments - cont.

Cash Equivalents

The Corporation invests its excess cash in money market accounts and short-term securities, and has established guidelines relative to diversification and maturities in an effort to maintain safety and liquidity.

Note 6 - Net Capital Requirements

The Corporation is subject to the revised Securities and Exchange Commission (SEC) Uniform Net Capital Rule, Rule 15(c)3-1, which requires broker/dealers engaged in a general securities business to maintain a minimum net capital of $250,000 and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At January 31, 2014, the Corporation had net capital of $322,889, which was $72,889 in excess of its requirement. The ratio of aggregate indebtedness to net capital is nominal.

PACIFIC COMMONWEALTH CORPORATION

SUPPLEMENTARY INFORMATION

January 31, 2014

David B. Bennett
CERTIFIED PUBLIC ACCOUNTANT
76 MAIN STREET, SUITE A
TIBURON, CALIFORNIA 94920
[415] 435-5966

Independent Auditor's Report on Internal Control Structure Required by Securities and Exchange Commission (SEC) Rule 17a-5(g)(1) For a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Stockholder
Pacific Commonwealth Corporation

In planning and performing my audit of the Pacific Commonwealth Corporation (the Corporation), as of and for the year ended January 31, 2014, in accordance with auditing standards generally accepted in the United States of America, I considered the Corporation's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, I do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Corporation including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based this understanding and on my study, I believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at January 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

David Stanley

March 20, 2014

DAVID B. BENNETT
CERTIFIED PUBLIC ACCOUNTANT
76 MAIN STREET, SUITE A
TIBURON, CALIFORNIA 94920
(415) 435-5966

Reconciliation of Net Capital With Company's Computation

To the Stockholder
Pacific Commonwealth Corporation

I have examined the financial statements of Pacific Commonwealth Corporation for the period ended January 31, 2014 and have issued my report thereon dated March 20, 2014. As required by Rule 15(c)3-1 of the Securities and Exchange Commission, I made a comparison and reconciliation of the Corporation's net capital as reflected on its January 31, 2014 audited financial statement with the amount reported on its January 31, 2014 FOCUS report.

As the following calculation indicates, there is no difference between the amount previously reported on the Corporation's FOCUS report, and the amount reflected on its audited financial statement.

A summary of the calculation is as follows:

	Audit	FOCUS	Diff
Net stockholder's equity	$331,115	$331,115	$ -0-
Less: Non-allowable asset items	8,226	8,226	-0-
Haircuts	-0-	-0-	-0-
Net Capital	$322,889	$322,889	$ -0-

March 20, 2014

David Bennett

PACIFIC COMMONWEALTH CORPORATION
COMPUTATION OF NET CAPITAL
IN ACCORDANCE WITH RULE 15(c)3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JANUARY 31, 2014

AGGREGATE INDEBTEDNESS

Total liabilities for net capital purposes	$ -0-
Less: deductions and/or changes	-0-
Total Aggregate Indebtedness	$ -0-

NET CAPITAL

Total capital (stockholder's equity) per balance sheet	$ 331,115
Less: non-allowable asset items	8,226
haircuts on securities	-0-
Total Net Capital	$ 322,889

NET CAPITAL REQUIREMENT

Net capital from above	$ 322,889
Minimum net capital requirement	250,000
Excess Net Capital	$ 72,889

PERCENT OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	N/A

RECONCILIATION OF DIFFERENCE IN NET CAPITAL AS REPORTED BY INDEPENDENT AUDITOR AND BY BROKER/DEALER ON FOCUS REPORT

Net capital as reported by auditor	$ 322,889
Net capital as reported on FOCUS report	322,889
Difference	$ -0-